UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Underwriting Agreement

On July 15, 2021, Regencell Bioscience Holdings Limited (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Maxim Group LLC (the “Underwriter”), relating to the initial public offering (the “Offering”) of 2,300,000 ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), at a price to the public of $9.50 per Ordinary Share (the “Offering Price”), before underwriting discounts and commissions. The Company completed the Offering on July 20, 2021. The Company has also granted the Underwriter a 45-day option to purchase up to an additional 345,000 Ordinary Shares at the Offering Price.

The Offering was made pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-254571) that was declared effective by the U.S. Securities and Exchange Commission on July 15, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

Issuance of Press Release

In connection with the Offering, the Company issued a press release on July 15, 2021 announcing the pricing of the IPO and a press release on July 20, 2021 announcing the closing of the IPO, respectively. Copies of these press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of July 15, 2021, by and between Regencell Bioscience Holdings Limited and Maxim Group LLC.
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regencell Bioscience Holdings Limited

Date: July 20, 2021	By:	/s/ Yat-Gai Au
	Name:	Yat-Gai Au
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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